1180 West Peachtree Street, Suite 1800 | Atlanta, GA 30309 | T 404.817.8500 | F 404.881.0470 Holland & Knight LLP | www.hklaw.com
Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 21, 2017

VIA EDGAR
==========
Jeffrey Foor
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549

RE:
Griffin Institutional Access Credit Fund with respect to its proposed reorganization with Griffin Capital BDC Corp.
(formerly known as Griffin-Benefit Street Partners BDC Corp.) (Securities Act File No. 333-217926)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests, on behalf of Griffin Institutional Access Credit Fund (the "Registrant"), that the effective date for the Combined Proxy Statement and Prospectus of the Registrant on Form N-14 captioned above be accelerated so that it will be declared effective at 4:00 P.M. on August 21, 2017, or as soon thereafter as is practicable.

* * *

If you have any questions or comments, please contact the undersigned at 404.817.8531. Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

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